

Mail Stop 3720

March 16, 2010

Anthony W. Thomas
Chief Financial Officer
Windstream Corporation
4001 Rodney Parham Road
Little Rock, Arkansas 72212

> **RE:** **Windstream Corporation**
> **Form 10-K for the year ended December 31, 2009**
> **Filed February 24, 2010**
> **Preliminary Proxy Statement**
> **Filed March 10, 2010**
> **File No. 1-32422**

Dear Mr. Thomas:

We have reviewed your filings and have the following comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Where indicated, we think you should revise your documents in response to these comments. You should comply with the remaining comments in future filings, as applicable. Confirm in writing that you will do so and also explain to us how you intend to comply. Please do so within the time frame set forth below. After our review of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Management's Discussion and Analysis of Financial Condition and Results of Operations, page F-2

Overview, page F-2

1. We note the decline in the company's core wireline voice and switched access revenues, and the company's focus on increasing sales of next generation data products, including increasing high-speed Internet penetration. However, we also

note your disclosure indicating that you expect the pace of high-speed Internet customer growth to slow as the number of households without high-speed Internet service continues to shrink. In future filings, provide more robust disclosure concerning the company's future business prospects and focus.

Liquidity and Capital Resources, page F-20

2. In future filings please include a more detailed discussion of your plans to meet your long-term liquidity needs. Such disclosure should specifically address the scheduled principal and interest payments on your long-term debt obligations. Please note that we consider "long-term" to be the period in excess of the next twelve months. See Section III.C. of Release no. 34-26831 and footnote 43 of Release no. 34-48960.

Preliminary Proxy Statement

Proposal No. 1 Election of Directors, page 4

3. We note your statement that the description of each director outlines the "specific experience, qualifications, attributes or skills that support the board's conclusion that the nominee should serve as director." However, your disclosure only identifies the principal occupations and employment of each such individual. Please expand your disclosure with respect to each director to specifically discuss what aspects of the individual's experience led the board to conclude that the person should serve as a director for the company, as well as any other relevant qualifications, attributes or skills that were considered by the board. See Item 401(e) of Regulation S-K.

Risks Presented by Windstream's Compensation Programs, page 33

4. We note your disclosure indicating that the board aided by the company's internal audit department engages in an annual risk assessment process to ensure that the company's compensation programs do not create a misalignment of risk incentives. In your response letter, please describe the process undertaken to reach the conclusion that your compensation policies are not reasonably likely to have a material adverse effect on the company.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367 or me at (202) 551-3810 with any other questions.

Sincerely,
/s

Larry Spirgel
Assistant Director